EXHIBIT 99.1

Brookfield Infrastructure Announces Reset Distribution Rate on Its Series 3 Preferred Units

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Dec. 02, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that it has determined the fixed distribution rate on its Cumulative Class A Preferred Limited Partnership Units, Series 3 (“Series 3 Units”) (TSX: BIP.PR.B) for the five years commencing January 1, 2021 and ending December 31, 2025.

Series 3 Units and Series 4 Units

If declared, the fixed quarterly distributions on the Series 3 Units during the five years commencing January 1, 2021 will be paid at an annual rate of 5.50% ($0.34375 per unit per quarter).

Holders of Series 3 Units have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on December 16, 2020, to reclassify all or part of their Series 3 Units, on a one-for-one basis, into Cumulative Class A Preferred Limited Partnership Units, Series 4 (“Series 4 Units”), effective December 31, 2020.

The quarterly floating rate distributions on the Series 4 Units will be paid at an annual rate, calculated for each quarter, of 4.53% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly distribution rate in respect of the January 1, 2021 to March 31, 2021 distribution period for the Series 4 Units will be 1.14386% (4.639% on an annualized basis) and the distribution, if declared, for such distribution period will be $0.285965 per unit, payable on March 31, 2021.

Holders of Series 3 Units are not required to elect to reclassify all or any part of their Series 3 Units into Series 4 Units.

As provided in the unit conditions of the Series 3 Units, (i) if Brookfield Infrastructure determines that there would be fewer than 1,000,000 Series 3 Units outstanding after December 31, 2020, all remaining Series 3 Units will be automatically reclassified into Series 4 Units on a one-for-one basis effective December 31, 2020; or (ii) if Brookfield Infrastructure determines that there would be fewer than 1,000,000 Series 4 Units outstanding after December 31, 2020, no Series 3 Units will be reclassified into Series 4 Units. There are currently 4,989,262 Series 3 Units outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 4 Units effective upon reclassification. Listing of the Series 4 Units is subject to Brookfield Infrastructure fulfilling all the listing requirements of the TSX and, upon approval, the Series 4 Units will be listed on the TSX under the trading symbol “BIP.PR.G”.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$575 billion of assets under management. For more information, go to www.brookfield.com.

Contact information:

Media:	Investors:
Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com